February 17, 2005


Via Facsimile at (312) 984-7700 and U.S. Mail

Helen R. Friedli, P.C.
Eric Orsic, Esq.
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL  60606-5096

	Re:	Hewitt Associates, Inc.
		Schedule TO-I filed February 11, 2005
		SEC File No. 5-78596

Dear Ms. Friedli and Mr. Orsic:

	We have the following comments on the above-referenced filing:

Schedule TO
Offer to Purchase
      Summary Term Sheet, page 1
1. "How long do I have to tender my shares?" Here you state that you
"cannot assure [readers] that [you] will extend the tender offer or indicate the length of any extension that [you] may provide." Where you decide to extend the tender offer but do not provide shareholders with any indication as to the length of the extension, please advise us as to how will you determine when the tender offer will expire. Once the expiration date has been determined, how and when will you advise shareholders of the expiration date? In taking into account when to advise shareholders of the determination as to the expiration date, we remind you of your obligation to extend the offering period for any material change so that at least five business days remain in the offer after the change. See Exchange Act Release No. 23421 (July
11, 1986). Consider revising your discussion of Extensions of the Offer in Section 15 accordingly.
2.
"If I own shares of class B or class C common stock, will transfer restrictions on those shares be lifted so I can tender my shares in the tender offer?" The disclosure in Section 11 and in Exhibit
(a)(5)(B) does not appear to clearly state whether the transfer restrictions applicable to holders of class B or class C common stock have been lifted to a level such that each holder will be able to fully participate in the tender offer, notwithstanding the priority of purchases that will be applied to all shareholders who tender in the offer. Please clarify briefly here and in more detail in Section
11 to what extent class B and C shareholders will be able to tender shares in the offer and, if transfer restrictions have not been lifted to allow full participation, please disclose this.

      The Tender Offer, page 9
	1. Number of Shares; Proration, page 9
3. We note your indication that, where shareholders would like to increase the chance that you will purchase their shares, they should check the box in the letter of transmittal captioned "Shares Tendered at Price Determined Pursuant to the Tender Offer." Wherever you state this, please also indicate that this feature may have the effect of decreasing the offer price because such tendered shares will effectively be considered available for purchase considering they are being tendered at the minimum price.
4. See your discussion under "Priority of Purchases," where you indicate that you "may not purchase all of the shares that a stockholder tenders in the tender offer even if they are tendered at prices at or below the purchase price." Please revise to indicate under what circumstances, aside from those articulated in the preceding bullet points, you might not purchase all the shares a shareholder tenders where tendered at or below the purchase price; otherwise, absent clarification, this sentence appears to give you arbitrary discretion as to which shares you may or may not purchase.
2.  Purpose of the Tender Offer, page 12
5. See the fifth paragraph. You indicate that future repurchases may be on the same terms or on terms that are more or less favorable to the selling shareholders than the terms of the tender offer. Because it appears that you have reserved the right to engage in successive repurchases at different prices within a very close period of time, advise us as to why the successive offers should not be viewed as one continuous offer in which the highest amount of consideration should be made available to all shareholders.

3. Procedures for Tendering Shares, page 13
6. See the third sentence under "Determination of Validity;
Rejection
of Shares; Waiver of Defects; No Obligation to Give Notice of Defects." You state that you reserve "the absolute right to waive any of the conditions of the offer...with respect to any particular shares or any particular shareholder." In the event you decide to waive a condition of the offer, you must waive it for all shareholders. Please revise this language accordingly.
5. Purchase of Shares and Payment of Purchase Price, page 18
7. In an appropriate place in this discussion, disclose how you will
notify shareholders of the price you have determined you will pay for
shares tendered in the tender offer.
7. Conditions of the Tender Offer, page 20
8. See the first paragraph, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
9. A tender offer may only be subject to conditions that are drafted
with sufficient specificity to allow for shareholders to be able to
objectively verify that the conditions have been satisfied.  In this
regard, we note the following:
* the references to "threatened" in the first, second and sixth bullet points;
* the reference to "indirectly" in the first bullet point;
* the references to "contemplated future conduct" and
"contemplated
benefits" in the first, second and third bullet points; and
* the reference to "might" in the second and third bullet point. Please revise to clarify the conditions in accordance with this comment.
10.
The disclosure in sixth bullet states that your offer may be terminated if "any change or combination of changes shall have occurred or been threatened in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of
[you] or any of [y]our subsidiaries taken as a whole that, in
[y]our
judgment is or may reasonably be likely to be material and adverse to
[you] or any of [y]our subsidiaries or that otherwise materially impairs the contemplated future conduct of the business of [you] or any of [y]our subsidiaries."  This condition appears to be so broad
as to render the offer illusory because your reference to "is or may
be" material is too vague to allow a shareholder to judge the scope
of this condition. Please revise your disclosure to clarify those changes or events that would allow termination of the offer.
11. You state in the last paragraph that "each of [the foregoing] rights shall be deemed an ongoing right that may be asserted at any
time and from time to time."   A reference to the conditions as
ongoing rights suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please revise the disclosure to clearly state that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.

12. Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act, page 35
12. See the last paragraph in this discussion. You indicate here that the class A and B common stock are registered under the Exchange
Act. When was your class B common stock registered under the Exchange Act? Your most recent annual report on Form 10-K does not indicate that your class B common stock is registered under the Exchange Act so this disclosure is unclear. To the extent your class
B common stock is registered under the Exchange Act, please provide the basis for your belief that the purchase of such shares pursuant to this tender offer will not result in the class B common stock becoming eligible for deregistration under the Exchange Act.

15. Extension of the Tender Offer; Termination; Amendment, page 38
13. Your disclosure indicates that you will make a public announcement by issuing a press release to PR Newswire. Depending upon the materiality of the change in the terms of the tender offer, please be advised that a public announcement through PR Newswire may not by itself satisfy your obligations under Rule 13-4(e)(3).

Letters of Transmittal for holders of Class A, B and C common stock
14. We note that you require your tendering shareholders to represent that they "ha[ve] read" all of the terms of the tender offer. See representation (e) in each of the Letters of Transmittal. It is not appropriate to require security holders to attest to the fact that they have read the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language. Communication from FORE Holdings LLC to its owners regarding the offer
15. We note your reference to an announcement by Hewitt on February
4, 2005 regarding the authorization of a share buyback of up to $300,000,000. In the future, please consider whether it would be appropriate to file such announcement under cover of Schedule TO-C, pursuant to Rule 13e-4(c). See the definition of "public announcement" in Instruction 5 of Rule 13e-4(c) and Questions A.1. and A.2. in the Third Supplement to the Manual of Publicly Available
Telephone Interpretations dated July 2001 and available at www.sec.gov.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. If you have any questions regarding our comments, please do not hesitate to contact me at (202) 942-2801. You may also reach me by facsimile at (202) 942-9638.

      							Sincerely,

								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions
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Hewitt Associates, Inc.
February 17, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE